Exhibit 99.20

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

November 16, 2010	No. 10-23

Avalon Provides Progress Report on East Kemptville Tin
Indium Project, Yarmouth County, Nova Scotia

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to provide the following progress report on its 2010 work programs on the East Kemptville tin-indium project, Yarmouth Co., NS. These programs involved 1) continuing evaluation of the development potential of historical tin resources on the Company’s Special Licence at the past-producing East Kemptville mine and 2) a grass-roots exploration program on the Company’s neighbouring Ike’s Ridge tin indium prospect. Total expenditures during the 12 months ended August 31, 2010 were $574,673

East Kemptville Special Licence

In 2009, Avalon retained Wardrop Engineering Inc. to complete a Preliminary Economic Analysis (“PEA”) on the potential for renewed production of tin and by-product indium plus base metals at East Kemptville. Completion of this report is on hold pending the execution of a $540,000 work program on the Special Licence, involving sampling and confirmation drilling on the historical tin resource, to meet the requirements of NI 43-101. Accordingly, a work program proposal was submitted to the government of Nova Scotia and Rio Algom Ltd. (“Rio”), the holder of surface tenure at the East Kemptville mine site, to access the site to carry out sampling on the site in connection with the PEA. Avalon has requested permission from Rio to proceed with this work. In the meantime, the Company applied for, and received, a 12 month extension of time to complete the expenditure obligations under the Special Licence which total approximately $1.5 million.

Since January 2010, tin prices have increased by 50% from approximately US$8/lb to over US$12/lb as currently quoted on the LME, making the historical resources look even more attractive as a development opportunity. Indium prices have remained steady in the range of US$500-560/kg FOB China.

Ikes Ridge Property

A $500,000 grass roots exploration program was carried out in 2010 program to test targets for additional tin / rare metal resources on the Company’s 100% owned, 12,520 acre Ikes Ridge property, neighbouring the Company’s East Kemptville Special Licence.

Three promising target areas, Gardners Meadow (GM), Ikes Ridge (IK) and the Northeast Extension (NE) Area were identified from regional compilation, prospecting and geochemical sampling work. All are located within 6 kilometres of the East Kemptville mine property. The field programs consisted of line cutting, soil geochemistry (MMI and ICP analyses), Induced Polarization (“IP”) surveys and limited gravity surveying, followed by 2219 meters of diamond drilling in 12 NQ-sized holes testing each of the 3 target areas (Table 1).

The most encouraging results were obtained from the Gardners Meadow Area where coincident geochemical and geophysical targets returned several 0.10 to 3.00 metre wide zones of highly anomalous, polymetallic, tin-indium mineralization associated with weakly developed zones of quartz-sulphide veining and alteration in meta-sedimentary rocks (Table 2). The best individual assay returned 0.26% tin. 0.96% zinc, 0.12% copper, 3.0g/t silver and 22 ppm indium across 1.75 metres.

Narrow, semi-massive sulphide mineralization (mainly pyrrhotite) encountered in the drilling explains the IP responses. The model was to test for a mineralized East Kemptville style granite at depth but no definitive evidence for such a body was observed, although it could still exist at greater depths. The Ikes Ridge area produced similar narrow intersections in two of the three holes, ranging from 0.3 to 0.8 metres assaying 0.12 to 0.26% tin associated with greisen style sulphide mineralization at the granite sedimentary contact. The third hole at Ikes Ridge intersected a barren shear zone.

Three drill holes, NE-10-01 to 03, were completed to the northeast of the East Kemptville mine, referred to as the Northeast Extension area. The holes were targeted on IP and geochemical anomalies on trend with the known deposits. No significant tin mineralization was intersected in these holes, but hole NE-10-03 did encountered numerous low grade zinc intercepts including 0.121% Zn over 2.2m and 0.255% Zn over 1.1m. This suggests potential for additional East Kemptville style mineralization in the area.

There are no immediate plans for further drilling on the Ike’s Ridge property while additional compilation and target definition work is completed. Future work on the East Kemptville project will be focused on the Special Licence and completion of a Preliminary Economic Assessment of the tin-indium resources in that area, once access is obtained.

Methodology, Analytical Protocols and QA/QC

Drill holes were spotted on local cut grids and upon completion were cemented. Down-hole surveys were performed on all holes using the Reflex system and NAD83 / Zone 20 coordinates for each hole were established with a handheld GPS unit upon completion. All drill sites were cleaned upon completion with any suitable timber cut and stacked at roadside

All drill core from the 2010 program was split on site and shipped to SGS Mineral Services Lab in Don Mills, Ontario for sample preparation and analysis. Core samples were split from intervals based on geological criteria. Sample widths ranged from 0.10 to 3.20 meters and averaged 1.12 meters.

All samples submitted for multi-element analytical work used the ICM90A method. This method determines the concentrations of 54 elements by sodium peroxide fusion followed by ICP-OES and ICP-MS. Several of the mineralized pulps were also checked for Sn by the XRF method at SGS Lakefield. The results compared well. Zn and Cu results over detection limits of 10,000 ppm were re-assayed using SGS ore grade analyses method ICP90Q.

Blanks and “in house” standards were inserted into the sample shipments to SGS. In house standards were prepared from polymetallic, mineralized reject samples acquired from historic drilling at the East Kemptville Mine. Results from these standards were compared to previous results by SGS using similar methods during Avalon’s 2007-2009 work programs. Blanks were prepared from barren drill core recovered from hole NE-10-01.

Sample prep work on the samples at SGS involved weighing of samples (WGH79), crushing to 90% passing 2mm (PRP90), riffle splitting a 250 gram sample out and pulverizing the pulp to 85% passing 75 microns.

Final results for the submitted standards and blanks are considered to be acceptable for an early exploration stage, however, it is recognized that certified standards covering a range of Sn and Zn-In-Cu-Ag grades will have to be prepared prior to any delineation drilling program on the zones of interest.

Drilling operations were performed by Logan Drilling of Stewiacke, Nova Scotia under the field direction of consulting geologist Derek Thomas. Bruce Hudgins, P.Geo., Consulting Geologist and Avalon's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. are providing overall direction on the project. The qualified persons for the purposes of this news release are William Mercer and D.S. Bubar, P. Geo., President.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) Avalon Rare Metals Inc.
 Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:   92,316,470. Cash resources: approximately $42 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone William Mercer, Ph.D., P.Geo., VP Exploration, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Table 1 - Drill Hole Locations

Area	Drill Hole No.	Easting NAD83	Northing NAD83	Depth (Meters)	Core Size	Dip	Azimuth

GM	GM-10-01	278,837	4,882,368	164.00	NQ	-50	160

GM	GM-10-02	279,607	4,882,687	251.00	NQ	-45	340

GM	GM-10-03	279,159	4,882,778	185.00	NQ	-45	160

GM	GM-10-04	279,054	4,882,450	197.00	NQ	-45	340

GM	GM-10-05	280,082	4,882,556	200.00	NQ	-45	160

GM	GM-10-06	279,135	4,882,820	372.00	NQ	-80	160

NE	NE-10-01	286,890	4,888,175	89.00	NQ	-45	120

NE	NE-10-02	286,928	4,888,055	134.00	NQ	-45	120

NE	NE-10-03	286,754	4,887,876	171.00	NQ	-45	120

IK	IK-10-01	282,526	4,884,785	176.00	NQ	-50	120

IK	IK-10-02	282,617	4,884,703	155.00	NQ	-45	120

IK	IK-10-03	282,573	4,884,566	125.00	NQ	-50	120

Table 2 – Drill Hole Intercepts

Hole_id		From	To	width	Sn_ICP_%	Sn_xrf_%	Zn %	Cu %	Ag gpt	In ppm
GM-10-1		38	39.75	1.75	0.25	0.26	0.96	0.12	3.0	22
GM-10-1	including	38	38.75	0.75	0.38	0.40	1.07	0.18	5.0	26
GM-10-3		62.7	63.7	1	0.08	0.09	0.13	0.04	<1.0	10
GM-10-3	including	62.7	62.9	0.2	0.38	0.42	0.19	0.07	1.0	25
GM-10-3	and	123	123.65	0.65	0.73	0.75	0.07	1.34	16.0	81
GM-10-4		84.7	87.7	3	0.01	0.01	0.04	0.33	6.0	7
GM-10-4	including	86.2	87.7	1.5	0.02	0.02	0.04	0.41	6.0	9
GM-10-4	and	91	91.4	0.4	0.08	0.08	0.18	0.34	5.0	12
GM-10-4		93	96.25	3.25	0.05	0.05	0.04	0.26	5.0	4
GM-10-4	including	94.85	95.25	0.4	0.23	0.23	0.06	0.78	9.0	12
GM-10-4		115.7	116.5	0.8	0.06	0.06	1.26	0.04	<1.0	25
GM-10-4		147.5	148	0.5	0.03	0.02	0.04	0.41	7.0	10
GM-10-5		112	112.35	0.35	0.02	0.02	0.08	0.35	4.0	8
GM-10-6		39.45	40.65	1.2	0.14	0.14	0.01	0.02	<1.0	3
IR-10-3		39.15	39.45	0.3	0.12	0.11	0.10	0.03	<1.0	14
IR-10-3		79.3	79.7	0.4	0.26	0.26	0.01	0.02	<1.0	1
IR-10-3		99.3	100.1	0.8	0.12	0.11	0.11	0.10	1.0	8